Allianz Variable Insurance Products Trust
Allianz Variable Insurance Products Fund of Funds Trust
5701 Golden Hills Drive
Minneapolis, Minnesota 55416-1297

 Brian Muench
 President
 Telephone:  763-765-7952

March 4, 2013

Allison White
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, D.C. 20549

Re:           Allianz Variable Insurance Products Trust and
Allianz Variable Insurance Products Fund of Funds Trust (the “Registrants”)
Registration Statements on Form N-14 (File Nos. 333-186251 and 333-186260)
Request for Acceleration of Effectiveness

Ms. White:

In accordance with Rule 461 under the Securities Act of 1933, the above referenced Registrants hereby request that the effective date of Pre-Effective Amendment No. 1 to the Registration Statements referenced above be accelerated to become effective on March 8, 2013, or as soon thereafter as practicable.

The Registrants acknowledge that the disclosure in the filing is the responsibility of the Registrants. The Registrants acknowledge that changes to the Registration Statement based on staff comments do not bar the Commission from taking future action and that should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Registrants represents that they will not assert this declaration as a defense in any proceeding initiated by the commission or by any person under the federal securities of the United States. The Registrants further acknowledge that the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosures in the filing.

Sincerely,

ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST
ALLIANZ VARIABLE INSURANCE PRODUCTS FUND OF FUNDS TRUST

By:   /s/ Brian Muench
       Brian Muench, President

Allianz Life Financial Services, LLC
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Robert DeChellis
President & CEO
Telephone:  763-765-6840

March 4, 2013

Allison White
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, D.C. 20549

Re:           Allianz Variable Insurance Products Trust and
Allianz Variable Insurance Products Fund of Funds Trust (the “Registrants”)
Registration Statements on Form N-14 (File Nos. 333-186251 and 333-186260)
Request for Acceleration of Effectiveness

Ms. White:

Allianz Life Financial Services, LLC, the distributor for the Allianz Variable Insurance Products Trust and the Allianz Variable Insurance Products Fund of Funds Trust, pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby request that the effective date of Pre-Effective Amendment No. 1 to the Trust’s Registration Statements referenced above be accelerated to become effective on March 8, 2013 or as soon thereafter as practicable.

The Registrants acknowledge that the disclosure in the filing is the responsibility of the Registrants. The Registrants acknowledge that changes to the Registration Statement based on staff comments do not bar the Commission from taking future action and that should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Registrants represents that they will not assert this declaration as a defense in any proceeding initiated by the commission or by any person under the federal securities of the United States. The Registrants further acknowledge that the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosures in the filing.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

By:  /s/ Robert DeChellis
       Robert DeChellis, President & CEO